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# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C
## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X      Form C: Offering Statement
Form C-U: Progress Update: _____
Form C/A: Amendment to Offering Statement: _____
    Check box if Amendment is material and investors must reconfirm within five business days.
Form C-AR: Annual Report
Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of issuer: _____

Legal status of issuer:
    Form: _C-Corp_____
    Jurisdiction of Incorporation/Organization: _California_____
    Date of organization): _5/17/2017_____

Physical address of issuer: _6834#Z #P rruh#Dyh1/#Vdqwd#Dqd#FD#<5:37_

Website of issuer: _https://elixicure.com_____

Is there a co-issuer? ____ yes   X no. If yes,

Name of co-issuer: _____

Legal status of co-issuer:
    Form: _____
    Jurisdiction of Incorporation/Organization: _____
    Date of organization: _____

Physical address of co-issuer: _____

Website of co-issuer: _____

Name of intermediary through which the offering will be conducted: _Texture Capital_____

CIK number of intermediary: _____

SEC file number of intermediary: _____

CRD number, if applicable, of intermediary: _____

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

*At the conclusion of the offering, the issuer shall pay a fee in cash of five percent (5%) of the amount raised in the offering*
*To the intermediary*

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

*No*

Type of security offered: *Equity*_____

Target number of securities to be offered: _3,030,303_

Price (or method f or determining price): _$0.33_

Target offering amount: _$1,000,000_

Oversubscriptions accepted: _X_ Yes    No

If yes, disclose how oversubscriptions will be allocated:    Pro-rata basis    First-com e, first-served basis

_X_ Other provide a description: _At intermediary's discretion_

Maximum offering amount (if different from target offering amount):

Deadline to reach the target offering amount: _6/2023_

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees: _4_

| | | |
|---|---|---|
| Total Assets: | Most recent fiscal year-end: ____ | Prior fiscal year-end: ____ |
| Cash & Cash Equivalents: | Most recent fiscal year-end: ____ | Prior fiscal year-end: ____ |
| Accounts Receivable: | Most recent fiscal year-end: ____ | Prior fiscal year-end: ____ |
| Short-term Debt: | Most recent fiscal year-end: ____ | Prior fiscal year-end: ____ |
| Long -term Debt: | Most recent fiscal year-end: ____ | Prior fiscal year-end: ____ |
| Revenues/Sal es | Most recent fiscal year-end: ____ | Prior fiscal year-end: ____ |
| Cost of Goods Sold: | Most recent fiscal year-end: ____ | Prior fiscal year-end: ____ |
| Tax es Paid: | Most recent fiscal year-end: ____ | Prior fiscal year-end: ____ |
| Net Income: | Most recent fiscal year-end: ____ | Prior fiscal year-end: ____ |

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: _Alabama, Arkansas, Arizona, Alaska, California, Colorado, Connecticut, Delaware, District of Colombia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands._

**[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]**

## I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). The term "issuer" includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

## II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML form at. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, form at and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

## III. Information to be Included in the Form

### Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form f or an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must fil e the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form : the information required by paragraphs (a),(e), (g ), (h), (l ), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g ), (h), (l ), (n), and (o)); selected financial data f or the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long -term debt, revenues/sales, cost of goods sold, tax es paid and net in-com e); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML form at, an issuer m ay provide the required information in the optional Question and Answer form at included herein or in any other form at included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

### Item 2. Legends

(a) An issuer filing this Form f or an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the term s of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form f or an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will fil e a report with the Commission annual l y and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer m ay terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

## Item 3. Annual Report Disclosure Requirements

An issuer filing this Form f or an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data f or the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long -term debt, revenues/sales, cost of goods sold, tax es paid and net income).

### SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable g rounds to believe that it meets al l of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Issuer)
By

_____
(Sig nature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Sig nature)

_____
(Title)

_____
(Date)

*Instructions.*

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its control l er or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall al so be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its control l er or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the sig nature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

## OPTIONAL QUESTION & ANSWER FORMAT

## FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or om it the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowd-funding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Com mission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) f or an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tail or your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer: Elixicure Inc.

## ELIGIBILITY

2. X Check this box to certify that al l of the following statements are true f or the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to fil e reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or f or such shorter period that the issuer was required to fil e such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding ?    Yes X No
Explain: _____

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a sim il ar status or performing a similar f unction) of the issuer:

Name: Yaniv Kotler_____ Dates of Board Service: 5/17/2017-present
    Principal Occupation: Chief Executive Officer & Director_____
    Employer: Dates of Service: 5/17/2017-present_____
    Employer's principal business: Manufacturing_____

List al l positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: _____Director_____ Dates of Service: 5/17/2017-present
    Position: _____CEO_____ Dates of Service: 5/17/2017-present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: Honest Globe Inc._____
    Employer's principal business: Manufacturing_____
    Title: Secretary_____ Dates of Service: 2015-2021
    Responsibilities: Overseeing management, record keeping, general strategy implementation_____

Name: Eyal Kotler_____ Dates of Board Service: 5/17/2017-present
    Principal Occupation: Chief Financial Officer & Director_____
    Employer: Dates of Service: 5/17/2017-present_____
    Employer's principal business: Manufacturing_____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: _____Director_____Dates of Service: 5/17/2017-present
Position: _____CFO_____ Dates of Service: 5/17/2017-present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Honest Globe Inc. _____
Employer's principal business: Manufacturing _____
Title: CEO _____Dates of Service: 2 0 1 5 - 2 0 2 1 __
Responsibilities: Overseeing management, general strategy implementation _____
_____

Name: Ray Thorsky_____ Dates of Board Service: 5/17/2017-present
    Principal Occupation: Chief Technology Officer & Director_____
    Employer: Dates of Service: 5/17/2017-present_____
    Employer's principal business: Manufacturing _____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: _____Director_____Dates of Service: 5/17/2017-present
Position: _____CTO_____ Dates of Service: 5/17/2017-present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Honest Globe Inc. _____
Employer's principal business: Manufacturing _____
Title: CTO_____Dates of Service: 2 0 1 5 - 2 0 2 1 ____
Responsibilities: Overseeing online technology, Brand Design, General strategy implementation _____
_____

**OFFICERS OF THE COMPANY**

5. Provide the following information about each officer (and any persons occupying a sim il ar status or performing a similar f unction) of the issuer:

Name: Yaniv Kotler_____ Dates of Board Service: 5/17/2017-present
    Principal Occupation: Chief Executive Officer & Director_____
    Employer: Dates of Service: 5/17/2017-present_____
    Employer's principal business: Manufacturing_____

List al l positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: _____Director_____Dates of Service: 5/17/2017-present
    Position: _____CEO_____ Dates of Service: 5/17/2017-present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: Honest Globe Inc._____
    Employer's principal business: Manufacturing_____
    Title: Secretary_____ Dates of Service: 2015-2021
    Responsibilities: Overseeing management, record keeping, general strategy implementation_____

Name: Eyal Kotler_____ Dates of Board Service: 5/17/2017-present
    Principal Occupation: Chief Financial Officer & Director_____
    Employer: Dates of Service: 5/17/2017-present_____
    Employer's principal business: Manufacturing_____

List al l positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: _____Director_____Dates of Service: 5/17/2017-present
    Position: _____CFO_____ Dates of Service: 5/17/2017-present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: Honest Globe Inc._____
    Employer's principal business: Manufacturing_____
    Title: CEO_____ Dates of Service: 2015-2021
    Responsibilities: Overseeing management, general strategy implementation_____

Name: <u>Ray Thorsky</u>                    Dates of Board Service: <u>5/17/2017-present</u>
    Principal Occupation: <u>Chief Technology Officer & Director</u>
    Employer: Dates of Service: <u>5/17/2017-present</u>
    Employer's principal business: <u>Manufacturing</u>

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: <u>Director</u>                    Dates of Service: <u>5/17/2017-present</u>
    Position: <u>CTO</u>                    Dates of Service: <u>5/17/2017-present</u>

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: <u>Honest Globe Inc.</u>
    Employer's principal business: <u>Manufacturing</u>
    Title: <u>CTO</u>                    Dates of Service: <u>2015-2021</u>
    Responsibilities: <u>Overseeing online technology, Brand Design, General strategy implementation</u>

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

# PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who

is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Yaniv Kotler | 5,000,000 | 19 % |
| Eyal Kotler | 5,000,000 | 19 % |
| Ray Thorsky | 5,000,000 | 19 % |
| | | % |

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material f actors that make an investment in the issuer speculative or risky:

(1) _____
(2) _____
(3) _____
(4) _____
(5) _____
(6) _____
(7) _____
(8) _____
(9) _____
(10) _____
(11) _____

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and numbers as appropriate.

## THE OFFERING

9. What is the purpose of this offering? Company Growth/Scaling (sales + marketing), Operating Capital, Research and Development

10. How does the issuer intend to use the proceeds of this offering?

|  | If Target Offering Amount Sold | If Maximum Amount Sold |
| --- | --- | --- |
| Total Proceeds | $ | $ |
| Less: Offering Expenses |  |  |
| (A) |  |  |
| (B) |  |  |
| Net Proceeds |  | $ |
| Use of Net Proceeds |  |  |
| (A) Company Growth | $400,000 |  |
| (B) Operating Capital | $400,000 |  |
| (C) Research & Development | $200,000 |  |
| Total Use of Net Proceeds | $1,000,000 | $ |

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the f actors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11.     (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.   No

        (b) How will the issuer complete the transaction and deliver securities to the investors?

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.**

## OWNERSHIP AND CAPITAL STRUCTURE

### The Offering

13. Describe the terms of the securities being offered.
14. Do the securities offered have voting rights?      X Yes    No
15. Are there any limitations on voting or other rights identified above?                Yes X No
Explain: _____
16. How may the terms of the securities being offered be modified?

### Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beg inning when the securities were issued, unless such securities are transferred:

    (1) to the issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4) to a member of the family of the purchaser or the equivalent, to a trust control l ed by the purchaser, to a trust created f or the benefit of a member of the f am il y of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

### Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or cl asses of securities of the issuer.

| Cl ass of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Pref erred Stock (list each class in order of preference): | | | | |
| _____ | | | Yes    No | Yes    No  Specify: _____ |
| _____ | | | Yes    No | Yes    No  Specify: _____ |
| Common Stock: | 100,000,000 | 27,263,623 | X Yes    No | Yes    No  Specify: _____ |
| Debt Securities: | | | Yes    No | Yes    No  Specify: _____ |
| Other: | | | | |
| _____ | | | Yes    No | Yes    No  Specify: _____ |
| _____ | | | Yes    No | Yes    No  Specify: _____ |

|                    | **Securities<br>Reserved for<br>Issuance<br>upon<br>Exercise or** |
| **Class of Security** | **Conversion** |
| - - - - - - - - - - - - - - - | - - - - - - - - - - - - - - - - |
| Warrants: | |
| Options: | |
| Other Rights: | |

_____

_____

18. How m ay the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other cl ass of security identified above?

19. Are there any differences not reflected above between the securities being offered and each other cl ass of security of the issuer?     Yes     No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

23. What are the risk s to purchasers associated with corporate actions including:
   • additional issuances of securities,
   • issuer repurchases of securities,
   • a sale of the issuer or of assets of the issuer or
   • transactions with related parties?

24. Describe the material term s of any indebtedness of the issuer:

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date | Other Material Term s |
|---|---|---|---|---|
| Paypal | 46,000 | 8% | 10/2023 | |

25. What other exempt offerings has the issuer conducted within the past three years?

| Date of Offering | Exemption Relied Upon | Securities Offered | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| | | | $ _____ | |
| | | | $ _____ | |
| | | | $ _____ | |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seek s to raise in the current offering , in which any of the foll owing persons had or is to have a direct or indirect m aterial interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons. If
yes, f or each such transaction, disclose the following:

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|---|---|---|---|
| -------------- | ------------- | -------------- | ------------- |
| $ | | | _____ |
| $ | | | _____ |
| $ | | | _____ |

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership f or purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question-and-Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, m other-in-l aw, father-in-l aw, son-in-l aw, daughter-in-l aw, brother-in-l aw, or sister-in-l aw of the person, and includes adoptive relationships. The term "spousal equivalent" means a co- habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

## FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? X Yes      No

28. Describe the financial condition of the issuer, including, to the extent material , liquidity, capital resources and historical results of operations.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.
For issuers with no prior operating history, the discussion should focus on financial milestones and operational , liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows

are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital . Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. De- scribe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions ref er to the issuer and its predecessors, if any.

## FINANCIAL INFORMATION

29. Include the financial information specified bel ow covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

| Ag g reg ate Offering Amount (defined bel ow): | Financial Information Required: | Financial Statement Requirements: |
|---|---|---|
| (a) $107,000 or less: | The following information or their equivalent line item s as reported on the federal income tax return fil ed by the issuer f or the most recently completed year (if any): o Total income o Tax able income; and o Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and Financial statements of the issuer and its predecessors, if any. | Financial statements must be certified by the principal executive officer of the issuer as set forth bel ow. If financial statements are avail able that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer. |
| (b) More than $107,000, but not more than $535,000: | Financial statements of the issuer and its predecessors, if any. | Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer |

are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

| | | |
|---|---|---|
| (c) More than $535,000: | Financial statements of the issuer and its predecessors, if any. | If the issuer **has** previously sol d securities in reliance on Regulation Crowdfunding:<br><br>Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report.<br><br>If the issuer **has not** previously sol d securities in reliance on Regulation Crowdfunding and it is offering more than $535,000 but not more than $1,070,000:<br><br>Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.<br><br>If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements. |

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the ag g reg ate amounts offered and sol d by the issuer, al l entities control l ed by or under com m on control with the issuer, and al l predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period pl us the

current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

> I, [identify the certifying individual], certify that:
>
> (1)     the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and
>
> (2)     the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].
>
> [Signature]
> [Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:
> (i) Rule 2-01 of Regulation S-X or
> (ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided m ay be f or the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements f or the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day f or purposes of determining the ag e of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to com pl y with such new or revised accounting standard, if such standard al so applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer fil es its offering statement and apply the election to al l standards. Issuers electing not to use this accommodation must forgo this accommodation f or al l financial accounting standards and m ay not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or m ore of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration f or solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
      (i) in connection with the purchase or sale of any security?    Yes <u>X</u> No
      (ii) involving the making of any false filing with the Commission?
        Yes <u>X</u> No
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
        Yes <u>X</u> No

If yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
      (i) in connection with the purchase or sale of any security?    Yes <u>X</u> No;
      (ii) involving the making of any false filing with the Commission?
        Yes <u>X</u> No
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities deal er, investment adviser, funding portal or paid solicitor

of purchasers of securities?    Yes X No

If yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer.    Yes X No
        (B) engaging in the business of securities, insurance or banking?
          Yes X No
        (C) engaging in savings association or credit union activities?
          Yes X No
    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and f or which the order was entered within the 10-year period ending on the date of the filing of this offering statement?    Yes X No

If yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f ) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?    Yes X No
    (ii) places limitations on the activities, functions or operations of such person?
        Yes X No
    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?    Yes X No

If yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of :
    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
        Yes X No
    (ii) Section 5 of the Securities Act?    Yes X No

If yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of , a registered national securities exchange or a registered national or affiliated securities association f or any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

    Yes <u>X</u> No

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

    Yes <u>X</u> No

If Yes, ex pl ain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

    Yes <u>X</u> No

If Yes, ex pl ain: _____

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides f or notice and an opportunity f or hearing, which constitutes a final disposition or action by that federal or state ag ency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under com m on control with the issuer by a third party that was in control of the affiliated entity at the time of such events.


**OTHER MATERIAL INFORMATION**


31.      In addition to the information expressly required to be included in this Form , include:
        (1) any other material information presented to investors; and
        (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading .

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a form at, media or other means not able to be reflected in text or portable document form at, the issuer should include

(a) a description of the material content of such information;

(b) a description of the form at in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or form at, a transcript or description of such disclosure.

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annual l y and post the report on its website, no later than:

------------------------------------------------------------------

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

------------------------------------------------------------------

The issuer must continue to comply with the ongoing reporting requirements until:

(1)    the issuer is required to fil e reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)    The issuer has fil ed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)    The issuer has fil ed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)    the issuer or another party repurchases al l of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)    the issuer liquidates or dissolves its business in accordance with state l aw.